MORGAN, LEWIS & BOCKIUS LLP
                               ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110


                               November 30, 2017


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

      Re:   Pioneer Asset Allocation Trust (File No. 333-221237)
            Form N-14 Information Statement/Registration Statement
            ------------------------------------------------------

Ladies and Gentlemen:

     This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding the Information Statement/Registration Statement (the "Information Statement") on Form N-14 filed by Pioneer Asset Allocation Trust (the "Registrant") with respect to the reorganization of each of Pioneer Solutions - Conservative Fund (the "Conservative Fund") and Pioneer Solutions - Growth Fund (the "Growth Fund" and, together with the Conservative Fund, the "Acquired Funds") into Pioneer Solutions - Balanced Fund (the "Balanced Fund" or the "Acquiring Fund"). Following are the Staff's comments and the Registrant's responses thereto:

1.   Comment: The Staff requested that the Registrant provide an analysis of the factors considered in determining that the Acquiring Fund should be the performance survivor of the reorganizations, in accordance with the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994)).

    Response: An analysis of the factors considered in determining the performance survivor of the reorganizations is attached as Exhibit A.

2.   Comment: The Staff requested that the Registrant ensure that the disclosure in the cover letter and elsewhere highlights all of the material differences between an investment in an Acquired Fund and an investment in the combined fund, including material differences in investment types, strategies and risks. The Staff suggested, for example, that the Registrant should address that the combined fund will have a balanced investment orientation, whereas the

              Acquired Funds have a conservative or growth orientation. The Staff also requested that, given the combined fund's intention to invest to a greater extent in underlying funds managed by Amundi Pioneer, the Registrant ensure that it has appropriately disclosed Acquired Fund Fees and Expenses in the Fee Table.

    Response: The Registrant will revise the disclosure in the cover letter to the Information Statement and similar disclosure elsewhere in the Information Statement to include the following:

                o Following completion of the reorganizations it is anticipated that the combined fund will have a balanced investment orientation and, accordingly: (i) relative to the Conservative Fund, significantly less exposure to fixed income investments and their related risks and significantly more exposure to international and U.S. equity investments and their related risks; and (ii) relative to the Growth Fund, significantly more exposure to fixed income investments and their related risks and significantly less exposure to international and U.S. equity investments and their related risks.

                o Each fund currently is managed by Amundi Pioneer. Following the completion of the reorganizations, the combined fund will be managed by Amundi Pioneer. The funds' portfolio management team currently consists of John O'Toole, Paul Weber, and Salvatore Buono. Following the completion of the reorganizations, the combined fund's management team will consist of Kenneth J. Taubes and Marco Pirondini.

              The Registrant confirms that the Acquired Fund Fees and Expenses shown in the Fee Table are consistent with the combined fund's intention to invest to a greater extent in underlying funds managed by Amundi Pioneer.

3.   Comment: The Staff noted that the Registrant states that, following the completion of the reorganizations, the combined fund will not pay a direct management fee to Amundi Pioneer, but will continue to bear a pro rata portion of the fees and expenses, including management fees, of each underlying fund in which the combined fund invests. The Staff also noted that the combined fund intends to invest to a greater extent in underlying funds managed by Amundi Pioneer. The Staff requested that the Registrant address in its response:

              (i) if Amundi Pioneer intends to enter into a new investment advisory agreement with the combined fund and, if so, if shareholder approval is required;

              (ii) whether the Registrant anticipates that fees paid directly or indirectly to Amundi Pioneer will increase, decrease or stay the same;

             (iii) whether any of the affiliated underlying funds in which the combined fund intends to invest are newly-formed; and

              (iv) whether the combined fund is changing its investment
                   strategies or investments as a result of the greater allocation to affiliated underlying funds.

   Response:   (i) The Registrant confirms that Amundi Pioneer does not intend to enter into a new investment advisory agreement with the combined fund. The Registrant notes that the Board of Trustees of the Registrant approved an amendment to the current investment advisory agreement to reflect the elimination of the fund's current management fee. The Registrant notes that such amendment to the investment advisory agreement, which did not require shareholder approval, was filed as an exhibit to the Information Statement.

              (ii) The Registrant notes that, as disclosed under "Background to the Reorganizations" and "Reasons for each Reorganization," the pro rata portion of the management fees of underlying Amundi Pioneer funds borne by the combined fund following the completion of the reorganizations is not expected to exceed the direct management fee and the pro rata portion of the management fees of underlying Amundi Pioneer funds currently borne by each Acquired Fund.

              (iii) The Registrant confirms that it is not currently
                   anticipated that any of the affiliated underlying funds in which the combined fund intends to invest will be newly-formed.

              (iv) The Registrant believes that, to the extent that the
                   combined fund's greater allocation to affiliated underlying funds represents a change in the fund's investment strategies or investments, such change is appropriately disclosed in the Information Statement. The Registrant notes that, as disclosed in the Information Statement, the Acquired Funds and the Acquiring Fund currently invest in unaffiliated funds primarily when the desired economic exposure to a particular asset category or investment strategy is not available through an Amundi Pioneer fund, and this also will be the case for the combined fund.

4.   Comment: The Staff noted that the Registrant states that neither reorganization is contingent on the occurrence of the other reorganization. The Staff requested that the Registrant confirm that its statements in the Information Statement with respect to potential economies of scale would be accurate if only one reorganization is completed and, if not, to add appropriate qualifying disclosure.

    Response: The Registrant notes that, as disclosed in the Information
              Statement, none of the funds has achieved a sufficient size to allow for more efficient operations. Accordingly, the Registrant believes that its statements in the Information Statement with respect to potential economies of scale would be accurate if only one reorganization is completed.

5.   Comment: The Staff noted that the Registrant states that the reorganizations do not require shareholder approval. The Staff requested that the Registrant provide in its response its analysis why shareholder approval of the reorganizations is not required.

    Response: The Registrant notes that the Delaware Statutory Trust Act provides that a Delaware statutory trust's governing instrument may provide for the taking of any action, including the accomplishment of a merger or the transfer of assets of any series of the statutory trust, without the approval of beneficial owners (see Delaware Statutory Trust Act, Section 3806(b)(3) and
              (b)(4)). The Registrant notes that the declarations of trust of each Acquired Fund and the Acquiring Fund gives such fund's Board of Trustees the authority to merge the fund with another fund and to sell all of the fund's assets to another fund, in each case without shareholder approval where shareholder approval is not otherwise required by the 1940 Act.

              The Registrant further notes that Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when: (i) no fundamental policy of the Merging Company (as defined in Rule 17a-8) is materially different from a policy of Surviving Company (as defined in Rule 17a-8); (ii) no advisory contract of the Merging Company is materially different from an advisory contract of the Surviving Company; (iii) the non-interested Trustees of the Merging Company who were elected by its shareholders will comprise a majority of the non-interested Trustees of the Surviving Company; and (iv) any distribution fees authorized to be paid under the Surviving Company's distribution plan are no greater than the distribution fees authorized to be paid under the Merging Company's distribution plan. The Registrant confirms that each reorganization meets the conditions of Rule 17a-8.

6.   Comment: The Staff noted that the disclosure regarding the funds'
              investment objectives under Fund Comparison suggests that current income will not be a component of the combined fund's investment objective following the completion of the reorganizations. The Staff requested that the Registrant revise the disclosure to clarify that the combined fund's investment objective will not be changing following the completion of the reorganizations or to provide additional disclosure regarding any changes to the combined fund's investment objective.

    Response: The Registrant will revise the disclosure to clarify that the combined fund's investment objective will not be changing following the completion of the reorganizations.

7.   Comment: The Staff noted that the Registrant provides useful disclosure under Fund Comparison regarding differences in the funds' asset class exposures. The Staff suggested that the Registrant consider re-formatting the disclosure regarding such differences to make the disclosure more accessible to investors (i.e., to break the disclosure into separate paragraphs).

    Response: The Registrant will re-format the disclosure referenced by the Staff into separate paragraphs.

8.   Comment: The Staff noted that, following the completion of the reorganizations, the combined fund will have different portfolio managers. The Staff requested that the Registrant ensure that this is consistently reflected throughout the Information Statement. The Staff also requested that the Registrant ensure that the disclosure highlights any changes to the strategies or style in which the combined fund will be managed as reflected by the change in portfolio managers.

    Response: As noted in response to Comment #2, the Registrant will revise the disclosure to reflect that the combined fund will have different portfolio managers following the completion of the reorganizations. The Registrant believes that the current disclosure addresses changes to the investment process by which the combined fund will be managed following the completion of the reorganizations.

9.   Comment: The Staff noted that the Registrant states that the
              Comparison of Principal Risks describes the "common risks" of investing in an Acquired Fund and the Combined Fund. The Staff requested that the Registrant revise the disclosure to focus on the differences in risks between the Acquired Funds and the combined fund so that shareholders can understand how their investment risks will change as a result of the reorganizations.

    Response: The Registrant notes that, because each Pioneer Fund has a similar investment objective and similar investment strategies, the principal risks of investing in each fund are substantially similar. The Registrant notes that, as indicated in response to Comment #2, the disclosure will be revised to clarify that, following the completion of the reorganizations it is anticipated that the combined fund will have: (i) relative to the Conservative Fund, significantly less exposure to fixed income investments and their related risks and significantly more exposure to international and U.S. equity investments and their related risks; and (ii) relative to the Growth Fund, significantly more exposure to fixed income investments and their related risks and significantly less exposure to international and U.S. equity investments and their related risks.

10.  Comment: The Staff requested that the Registrant confirm that the
              Fee Table reflects each fund's current fees and expenses.

   Response:  The Registrant confirms that the Fee Table reflects each fund's current fees and expenses.

11. Comment:  The Staff requested that the Registrant confirm in its response that Amundi Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in footnote 3 to the Fee Table.

   Response:  The Registrant confirms that Amundi Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in footnote 3 to the Fee Table.

12. Comment:  The Staff noted that the Registrant states under "Reasons for each Reorganization" that the Board concluded that the elimination of the direct management fee of the combined fund supported a determination that each reorganization is in the best interests of shareholders. The Staff asked if the Board considered any alternatives to, or potential negative factors, such as a potential diminution of services, that might result from, the elimination of the combined fund's management fee, and requested that the Registrant revise the disclosure as appropriate.

   Response:  The Registrant will revise the disclosure to add a statement that the Board considered management's representations that the elimination of the direct management fee would not cause or reflect a diminution in services to the combined fund. The Registrant notes that the Board did not consider any alternatives to the elimination of the combined fund's management fee.

13. Comment:  The Staff requested that the Registrant confirm and/or clarify as appropriate the disclosure regarding the Board's consideration of potential economies of scale in connection with the reorganizations, noting that one of the Acquired Funds is larger the Acquiring Fund.

   Response:  The Registrant notes that none of the funds has achieved a sufficient size to allow for more efficient operations and, accordingly, the Registrant respectfully submits that no change to the disclosure regarding the Board's consideration of potential economies of scale is required.

14. Comment:  The Staff noted that the Growth Fund has approximately
              $36 million in net unrealized gains and requested that the Registrant revise the disclosure as appropriate to clarify any Board considerations with respect to such gains, particularly if some or all of the securities held by Growth Fund will be sold in connection with such fund's reorganization.

   Response:  The Registrant notes that, as indicated in the Information
              Statement, any long-term capital gains recognized by shareholders in connection with the disposition of securities following the completion of the reorganizations are expected to be offset by available tax capital-loss carryforwards. The Registrant respectfully submits that no changes to the disclosure are required.

     Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                   Sincerely,



						   /s/ Jeremy Kantrowitz
						   ---------------------
	                                           Jeremy Kantrowitz

cc:      Terrence J. Cullen
         Christopher J. Kelley
         Roger P. Joseph
         Toby R. Serkin

                                   Exhibit A

The Staff stated in the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994) that in determining the performance survivor of a reorganization, the funds should compare the attributes of the participating funds to determine which fund the combined fund most closely resembles. The no-action letter states that, "among other factors, funds should compare the various funds' investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies." The factors listed in the North American Security Trust no-action letter are also set forth in the AICPA Accounting and Audit Guide for Investment Companies (the "AICPA Guide"), in order of relative importance: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios, and, asset size. Following is a performance survivor analysis for the reorganizations using the factors identified in the North American Security Trust no-action letter and the AICPA Guide.

The Registrant believes that the most useful factors to consider in the performance survivor analysis are the factors related to investment objectives, policies and restrictions and portfolio composition, because these factors provide the best indication as to which participating fund the combined fund will most closely resemble. As discussed below, the Balanced Fund is the proposed performance survivor in the reorganizations because it is the fund whose asset class exposure and portfolio securities will most closely resemble those of the combined fund following the completion of the reorganizations.

A. Investment Objectives, Policies and Restrictions

     Investment Objective

      Acquired Funds and Acquiring Fund, Pre-Reorganizations: Each fund's investment objective is long-term capital growth and current income.

      Combined Fund, Post-Reorganization: Following the completion of the reorganizations, the combined fund's investment objective will be long-term capital growth and current income.

     Principal Investment Policies and Restrictions

      Acquired Funds and Acquiring Fund, Pre-Reorganizations: Each fund invests primarily in underlying funds, and may also invest directly in securities and use derivatives. Each fund invests primarily in underlying funds managed by Amundi Pioneer or one of its affiliates (60%-70% of its total assets). For each fund, Amundi Pioneer seeks to maintain a target annualized volatility level that corresponds to the fund's relative risk profile. As part of its overall strategy, each fund may use derivatives in an effort to limit the effects of volatility or severe market evens on the fund, to seek incremental return, and for a variety of other hedging and non-hedging purposes.

      Each fund has a different exposure to fixed income investments, U.S. equity investments and international equity investments. At July 31, 2017, approximately 75% of the Conservative Fund's total assets was invested in fixed income underlying funds, approximately 13% of the fund's total assets was invested in international equity underlying funds, approximately 8% of the fund's total assets was invested in U.S. equity funds, and approximately 4% of the fund's total assets was invested directly in fixed income obligations.

      At July 31, 2017, approximately 15% of the Growth Fund's total assets was invested in fixed income underlying funds, approximately 47% of the fund's total assets was invested in international equity underlying funds, approximately 34% of the fund's total assets was invested in U.S. equity funds, and approximately 4% of the fund's total assets was invested directly in fixed income obligations.

      At July 31, 2017, approximately 42% of the Balanced Fund's total assets was invested in fixed income underlying funds, approximately 35% of the fund's total assets was invested in international equity underlying funds, approximately 18% of the fund's total assets was invested in U.S. equity funds, and approximately 4% of the fund's total assets was invested directly in fixed income obligations.

      Combined Fund, Post-Reorganization: Following the completion of the reorganizations, the combined fund will continue to invest primarily in underlying funds managed by Amundi Pioneer or one of its affiliates. It is anticipated that, initially, the combined fund will invest to a greater extent in underlying funds managed by Amundi Pioneer (90%-95% of its total assets). Following the completion of the reorganizations, Amundi Pioneer will not seek to maintain a target annualized volatility level for the combined fund. Following the completion of the reorganizations, the combined fund will continue to have the ability to use derivatives, but it is currently anticipated that the combined fund generally will not use derivative strategies to the same extent as do the current funds.

      It is anticipated that, following completion of the reorganizations, the combined fund will have a balanced investment orientation and, thus, the combined fund's exposure to different asset classes will most closely resemble the Balanced Fund's exposure to different asset classes prior to the reorganizations.

    Conclusion: Each fund has the same investment objective. Each fund is a fund of funds that invests primarily in underlying funds managed by Amundi Pioneer. However, each fund has a different exposure to various asset classes. As noted above, following the completion of the reorganizations, it is anticipated that the combined fund will have a balanced investment orientation and, thus, the combined fund's exposure to different asset classes will most closely resemble that of the Balanced Fund. Accordingly, this factor favors the Balanced Fund as the performance survivor.

B. Portfolio Composition

   Acquired Funds and Acquiring Fund, Pre-Reorganizations: As noted above, each fund is a fund of funds that invests primarily in underlying funds managed by Amundi Pioneer. However, as noted above, each fund has a different exposure to various asset classes. Thus, each fund allocates its assets among the underlying funds differently.

   Combined Fund: As noted above, following the completion of the reorganizations, it is anticipated that the combined fund will have a balanced investment orientation and, thus, the combined fund's exposure to different asset classes will most closely resemble that of the Balanced Fund. Accordingly, it is anticipated that the allocation of combined fund assets among the underlying funds will most closely resemble the Balanced Fund's allocation of assets among underlying funds. Accordingly, the portfolio composition of the combined fund is expected to most closely resemble the portfolio composition of the Balanced Fund.

   Conclusion: As noted above, the portfolio composition of the combined fund is expected to most closely resemble the portfolio composition of the Balanced Fund. Accordingly, this factor favors the Balanced Fund as the performance survivor.

C. Portfolio Management

   Acquired Funds and Acquiring Fund, Pre-Reorganizations: Amundi Pioneer Asset Management, Inc. serves as each fund's investment adviser. Day-to-day management of the Acquired Fund's portfolio currently is the responsibility of John O'Toole, Paul Weber and Salvatore Buono.

   Combined Fund, Post-Reorganization: Amundi Pioneer Asset Management, Inc. will serve as the combined fund's investment adviser. Following completion of the reorganizations, day-to-day management of the combined fund's portfolio will be the responsibility of Kenneth J. Taubes and Marco Pirondini.

   Conclusion: Following the completion of the reorganizations, the combined fund will have a different portfolio management team from each Acquired Fund and the Acquiring Fund. Accordingly, the portfolio management factor does not favor one fund over another in determining the performance survivor.

D. Expense Structures and Expense Ratios

     Management Fees

      Acquired Funds and Acquiring Fund, Pre-Reorganizations: Each fund currently pays Amundi Pioneer a management fee at an annual rate equal to 0.13% of the fund's average daily net assets, up to $2.5 billion; 0.11% of the fund's average daily net assets, from over $2.5 billion up to $4 billion; 0.10% of the fund's average daily net assets, from over $4 billion up to $5.5 billion; and 0.08% of the fund's average daily net assets, over $5.5 billion. The fee is accrued daily and paid monthly.

      Combined Fund: Following the completion of the reorganizations, the combined fund will not pay a direct management fee to Amundi Pioneer.

   Sales load structure and Rule 12b-1 plans: The funds have the same sales load structure and Rule 12b-1 plans.

   Other expenses: The administrative service, custody, transfer agency and other non-management fees that the funds pay are substantially similar in structure. The expense ratio for such other expenses of each class of shares of the combined fund, post-reorganizations is anticipated to be lower than the expense ratio for other expenses of the corresponding class shares of each fund, pre-reorganizations.

   Acquired Fund Fees and Expenses: As funds of funds, each fund has significant Acquired Fund Fees and Expenses (as of July 31, 2017, 0.56% for the Conservative Fund, 0.72% for the Growth Fund and 0.68% for the Balanced
   Fund). While each fund's Acquired Fund Fees and Expenses are generally similar, the Acquired Fund Fees and Expenses of the combined fund are anticipated to most closely resemble the Acquired Fund Fees and Expenses of the Balanced Fund. This reflects that the allocation of combined fund assets among the underlying funds is anticipated to most closely resemble the Balanced Fund's allocation of assets among underlying funds.

   Total expenses
   As shown in the following table, the total annual fund operating expenses of each class of shares of the combined fund, post-reorganizations are anticipated to be lower than the total annual fund operating expenses of each class of shares of the corresponding class shares of each fund, pre-reorganizations.

                         ---------------------- ---------------------- ---------------------- -----------------------
                         Conservative Fund      Growth Fund            Balanced Fund          Pro Forma Combined
                                                                       Fund
                         ---------------------- ---------------------- ---------------------- -----------------------
                         Total Annual Fund      Total Annual Fund      Total Annual Fund      Total Annual Fund
                         Operating              Operating              Operating              Operating Expenses/Net
                         Expenses/Net Expenses  Expenses/Net Expenses  Expenses/Net Expenses  Expenses After Fee
                         After Fee Waiver and   After Fee Waiver and   After Fee Waiver and   Limitations (assuming
                         Waiver and Expense     Expense Limitations    Expense Limitations    completion of both
                         Expense Limitations                                                  Reorganizations)
     ----------------------------------------------------------------------------------------------------------------
     Class A                  1.43%/1.26%            1.36%/1.36%            1.36%/1.36%            1.17%/1.17%
     ----------------------------------------------------------------------------------------------------------------
     Class C                  2.17%/2.01%            2.07%/2.07%            2.06%/2.06%            1.87%/1.87%
     ----------------------------------------------------------------------------------------------------------------
     Class R                  2.45%/1.46%            2.13%/1.62%            2.06%/1.58%            1.89%/1.58%
     ----------------------------------------------------------------------------------------------------------------
     Class Y                  1.37%/1.21%            1.13%/1.13%            1.15%/1.15%            0.94%/0.94%
     ----------------------------------------------------------------------------------------------------------------

   Conclusion:

   The management fee, other expenses and total expenses of the combined fund will be different from the management fee, other expenses and total expenses of each Acquired Fund and the Acquiring Fund. The Acquired Fund Fees and Expenses of the combined fund, while similar to the Acquired Fund Fees and Expenses of each Acquired Fund and the Acquiring Fund, are anticipated to most closely resemble the Acquired Fund Fees and Expenses of the Balanced Fund. Accordingly, the expense structure and expense ratio factor does not strongly favor one fund over another in determining the performance survivor, except to the extent that the Acquired Fund Fees and Expenses of the combined fund most closely resemble the Acquired Fund Fees and Expenses of the Balanced Fund.

E. Asset Size

   Conservative Fund: As of July 31, 2017, the Conservative Fund had assets of approximately $57.3 million.

   Growth Fund: As of July 31, 2017, the Growth Fund had assets of approximately $306.7 million.

   Balanced Fund: As of July 31, 2017, the Balanced Fund had assets of approximately $164.5 million.

   Conclusion: The Registrant acknowledges that the Growth Fund has significantly more assets than the Balanced Fund. However, the Staff's guidance in the North American Security Trust no-action letter does not suggest that asset size is determinative in identifying the performance survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighed.

F. Overall conclusion.

   The Registrants believe that the factors discussed above indicate that the combined fund will most closely resemble the Balanced Fund. In particular, the Registrant notes that the asset class exposure and portfolio composition of the combined fund are anticipated to most closely resemble the asset class exposure and portfolio composition of the Balanced Fund. The Registrant notes that the portfolio management and expense structure factors do not strongly favor one fund over another as performance survivor. The Registrant acknowledges that the Growth Fund has significantly more assets than the Balanced Fund. Nevertheless, the Registrant believes that, on balance, the factors discussed above favor the Balanced Fund as the performance survivor of the reorganizations.